CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

HANDHELD ENTERTAINMENT, INC.

Under Section 242 of the Delaware General Corporation Law

Handheld Entertainment, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.	The name of the corporation is Handheld Entertainment, Inc.

2.	The Certificate of Incorporation of the Corporation is hereby amended by amending and restating Paragraph A of Article FOURTH thereof in its entirety to read as follows:

A. Classes and Numbers of Shares. The total number of shares of stock which the Corporation shall have authority to issue is seventy-six million (76,000,000). The Classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

1. Seventy-Five Million (75,000,000) shares of Common Stock, par value $0.0001 per share (the "Common Stock"); and

2. One Million (1,000,000) shares of Preferred Stock, par value $0.0001 per share (the "Preferred Stock"); and

3.
The amendments to the Certificate of Incorporation of the Corporation herein certified have been declared advisable by the Board of Directors of the Corporation and were duly adopted by the Board of Directors in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and such amendments were duly adopted by a majority of the stockholders entitled to vote thereon in accordance with the provisions of Section 228 of the DGCL and written notice was given to the stockholders in accordance with the provisions of subsection (e) of such section of the DGCL.

IN WITNESS WHEREOF, said Handheld Entertainment, Inc. has caused this Certificate to be signed by William J. Bush, its Chief Financial Officer this 30th day of October, 2007.

HANDHELD ENTERTAINMENT, INC.
By: William J. Bush
Name: William J. Bush
Title: Chief Financial Officer